FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

January 27, 2021.

Item 3 News Release:

The press release attached as Schedule “A” was disseminated on January 27, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

January 27, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

January 27, 2021

HIVE Blockchain Announces Filing of Final Base Shelf Prospectus

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN

THE UNITED STATES

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that it has filed today a final base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada.

The Shelf Prospectus will be valid for a 25-month period, during which time the Company may issue common shares, warrants, subscription receipts, units, debt securities, and share purchase contracts (the “Securities”) in amounts at prices and on terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (“Prospectus Supplement”), having an aggregate offering amount of up to US$100 million.

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period.

HIVE also announces that it has filed amended and restated interim consolidated financial statements for the three and six months ended September 30, 2020 along with a corresponding restated management discussion and analysis. The restatements were made as the result of management’s review of the financial statements during the course of preparing to file the Company’s Shelf Prospectus, and only affect prior year comparative figures.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Securities referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

A copy of the final base shelf prospectus can be found on the Company’s SEDAR profile at www.sedar.com.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including statements regarding the Shelf Prospectus. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on the Company’s opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to the offering or sale of securities pursuant to the Shelf Prospectus, the completion of the transactions contemplated in this news release in the manner anticipated and those factors discussed in greater detail under the “Risk Factors” section in the Company’s preliminary base shelf prospectus and its annual information form, both of which are available under the Company’s profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

The forward-looking statements and information in this press release include, but are not limited to, statements with respect to the filing of the Shelf Prospectus and any Prospectus Supplement filed in connection therewith, the potential issuance of securities of the Company, the amount of securities that may be issued and the use of proceeds under the (final) base shelf prospectus and any prospectus supplement filed in connection therewith.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed; the Company’s cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE’s revenues, or gross mining margin; the impact of new electrical power rates which could impair profitability and operating performance; expansion may not materialize as currently anticipated, or at all; operating risks caused by social unrest; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Shelf Prospectus, and other documents disclosed under the Company’s filings at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.